EXHIBIT 11

                      GENERAL MILLS, INC.
        STATEMENT OF DETERMINATION OF COMMON SHARES AND
                   COMMON SHARE EQUIVALENTS
                         (in millions)


                                               Weighted average number of
                                             common shares and common share
                                            equivalents assumed outstanding
                                               For the Fiscal Years Ended
                                       May 28, 1995    May 29, 1994    May 30, 1993

Weighted average number of common
 shares outstanding, excluding
 common stock held in treasury (a)         158.0           159.1           163.1

Common share equivalents resulting
 from the assumed exercise of certain
 stock options (b)                           2.1 *           2.4 *           3.3 *

Total common shares and common share
 equivalents                               160.1           161.5           166.4

Notes:

(a) Computed as the weighted average net shares outstanding on stock-exchange trading days.
(b) Common share equivalents are computed by the "treasury stock" method. This method first determines the number of shares issuable under stock options that had an option price below the average market price for the period, and then deducts the number of shares that could have been repurchased with the proceeds of options exercised.


* Common share equivalents are not material. As a result, earnings per share have been computed using the weighted average of common shares outstanding of 158.0 million,
  159.1 million and 163.1 million for fiscal 1995, 1994 and 1993, respectively.